EXHIBIT 77D - Policies with respect to security investments

For RiverSource International Aggressive Growth Fund, RiverSource International Equity Fund, RiverSource International Select Value Fund and RiverSource International Small Cap Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; and investments in money market securities. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.